FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated December 14, 2017

Item 1

MATERIAL FACT

Santander Group hereby announces that its subsidiary Bank Zachodni WBK, S.A., together with Banco Santander, S.A., has reached an agreement with Deutsche Bank, A.G. for the acquisition of the retail and private banking businesses from Deutsche Bank Polska, S.A. (excluding foreign currency mortgage portfolio) and including the shares of DB Securities, S.A. (Poland) for an estimated total consideration of EUR 305 million.

The transaction, which is subject to the required regulatory authorisations and the approval by the General Shareholders’ Meetings of Bank Zachodni WBK, S.A. and Deutsche Bank Polska, S.A., will have a negligible impact, if any, on the Group’s fully loaded CET1..

Boadilla del Monte (Madrid), 14 December, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 14, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer